UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Schedule TO
Amendment No. 4
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Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934
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LifeVantage Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
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Common Stock, par value $0.001 per share
(Title of Class of Securities)
53222K 10 6
(CUSIP Number of Class of Securities)
Rob Cutler, Esq.
General Counsel
9815 South Monroe Street, Suite 100
Sandy, Utah 84070
(801) 432-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)
_______________________________________
With a copy to:
Kirt W Shuldberg, Esq.
Sheppard Mullin Richter & Hampton LLP
12275 El Camino Real, Suite 200
San Diego, California 92130
(858) 720-8900
_______________________________________
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$40,000,000.00	$5,456.00

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $40,000,000 in aggregate shares of common stock of LifeVantage Corporation at purchase price not greater than $2.80 per share and not less than $2.45 per share in cash.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,456.00	Filing Party: LifeVantage Corporation
Form or Registration No.: Schedule TO-I	Date Filed: September 24, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2013, as amended and supplemented by Amendment No. 1 thereto filed with the SEC on September 27, 2013, as further amended and supplemented by Amendment No. 2 thereto filed with the SEC on October 18, 2013, as further amended and supplemented by Amendment No. 3 thereto filed with the SEC on October 28, 2013 (together with this Amendment, the “Schedule TO”), by LifeVantage Corporation, a Colorado corporation (the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Schedule TO is filed in connection with the Company’s offer to purchase for cash up to $40 million of shares of its common stock, par value $0.001 per share (collectively, the “Shares”), made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2013 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the "Offer."
All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Amendment, and as more particularly set forth below.
This Amendment No. 4 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended, and is also filed to incorporate the press release dated October 31, 2013 which announced the final results of the Offer.
ITEM 11. Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented as follows:
On October 31, 2013, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m. New York City time on Friday, October 25, 2013. In accordance with the terms and conditions of the Offer, the Company accepted for purchase an aggregate of 16,326,530 Shares at a purchase price of $2.45 per Share, for an aggregate cost of approximately $40 million. These Shares represent approximately 13.9% of the Shares outstanding as of September 13, 2013.
Based on the final count by the Depositary for the Offer, an aggregate of 20,026,222 Shares were properly tendered and not properly withdrawn at or below the purchase price of $2.45 per Share. Because more than $40 million in value of Shares was properly tendered and not properly withdrawn, the Offer was oversubscribed. As a result, pursuant to the terms of the Offer, Shares will be accepted on a pro rata basis. The final proration factor for the Offer is approximately 81.53%. The Company will promptly pay for the Shares accepted for purchase, and any Shares tendered and not purchased will be returned to the tendering shareholders promptly thereafter.
A copy of the press release is filed as Exhibit (a)(5)(F) to this Amendment and is incorporated herein by reference.
ITEM 12. Exhibits.
The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented as follows:

Exhibit Number	Description
(a)(5)(F)	Press Release issued by the Company on October 31, 2013.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2013	LIFEVANTAGE CORPORATION By: /s/ Rob Cutler Name: Rob Cutler Title: General Counsel